Shareholder Rebuttal to Facebook, Inc. Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Facebook, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Facebook shareowners are encouraged to vote FOR resolution #4:

Resolved: Shareholders request that our Board take all practicable steps in its control toward initiating and adopting a recapitalization plan for all outstanding stock to have one vote per share. This would include efforts at the earliest practicable time toward encouragement and negotiation with Class B shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview
A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”1 (emphasis added).  The authors found that ceding voting control to insiders – that is, managers unchecked by shareholder input – leads to poor performance over the long-term; even while creating incentives by rewarding managers for their good efforts with greater value through stock ownership leads them to make better decisions. Based upon this research, the Proponent feels that shareholder value is best derived when insider voting control of the firm is separated from insider economic ownership, which has its own reward when stock prices rise.

1 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

Furthermore, a study by the Investor Responsibility Research Center (IRRC) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRC study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.2

Facebook claims that “our success is due in large part to the leadership of our founder and CEO, Mark Zuckerberg, whose vision has guided us from our inception” and that “our board of directors believes that Mr. Zuckerberg has been, and will continue to be, a crucial part of our long-term success.” As fiduciaries, the Proponent certainly hopes that Mr. Zuckerberg will continue to be a crucial part of Facebook’s long-term success; however, we are very concerned that over the long term, the use of insider control at Facebook to insulate management from addressing shareholder issues and concerns will have a negative impact on long-term shareholder value.

The Proponent feels that stockholders have no say in business activities under the current voting structure.
The Company asserts that “Each of the non-employee members of our board of directors is independent under applicable SEC and NASDAQ rules, and each of the committees of our board of directors is comprised entirely of independent directors [and that] the independent members of our board of directors provide valuable guidance to management, including Mr. Zuckerberg, and are critical to our long-term success.” The Proponent agrees that independence of board members is critical to the long-term success of the firm, though we do not agree that a board of directors selected by the Company and voted into office by insiders, including Mr. Zuckerberg, is sufficiently independent to achieve our mutual goal of long-term success.

Despite the Company’s assertion, the Proponent believes that previous votes on this issue do not illustrate a lack of investor support.
The Proponent believes that the claims by the Company which state that “our stockholders rejected a substantially similar proposal at our annual meeting last year,” when Mr. Zuckerberg alone controls more than half of the votes due to the dual voting share structure of the firm, illustrate the problem with the current voting structure. Despite that fact that shareholders own the majority of the firm, any resolution that Mr. Zuckerberg votes against will fail, regardless of ownership vote. The Proponent feels that without a tally of one-vote-per-share, claiming that stockholders rejected a proposal means little more than Mr. Zuckerberg voted against it.

The Proponent believes that the current dual-class structure is NOT in the best long-term interest of our stockholders and the current corporate governance structure is NOT sound and effective.
The Proponent feels that the current dual-class structure eliminates shareholder checks and balances over Management decisions. Over the long-term, insider control has been shown to sacrifice performance. As Metrick et al. concluded, “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.” In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line.  . And as others point out, “With few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”3

2 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf
3 http://www.investopedia.com/articles/fundamental/04/092204.asp#ixzz3XIMQvxdg

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, Facebook’s existing dual-class share structure are not in the best interest of the company or shareholders.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 4, 2015

	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.